First Western Financial, Inc.

1900 16th Street,

Suite 1200

Denver, Colorado 80202

October 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	First Western Financial, Inc. Registration Statement on Form S-4 (File No. 333-260078)

Dear Ms. Bednarowski:

The undersigned, First Western Financial, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. Eastern Time on Friday, October 29, 2021, or as soon possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Kurt Leeper of Otteson Shapiro LLP, the Company’s counsel, at (720) 963-7546 and that such effectiveness also be confirmed in writing.

Sincerely,

FIRST WESTERN FINANCIAL, INC.

By:	/s/ Julie A. Courkamp
Julie A. Courkamp
Chief Financial Officer and Treasurer